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                          METROPOLITAN SERIES FUND II
                          ---------------------------
                                DISTRIBUTION PLAN
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     WHEREAS, the Board of Trustees of the Metropolitan Series Fund II (the
"Fund"), including the Independent Trustees, have concluded in the exercise of their reasonable business judgment and in light of their fiduciary duties under the Investment Company Act of 1940 and state law that there is a reasonable likelihood that this Plan (the "Plan") will benefit each of the Fund's constituent Portfolios listed on Schedule A attached hereto (each a "Portfolio") and the shareholders thereof;

     NOW THEREFORE, in consideration of the foregoing, the Fund's Plan is hereby adopted as follows:

     Section 1. The Fund is authorized to pay a fee (the "Distribution Fee") to compensate the distributor in connection with the distribution of the shares of the Fund, at an annual rate with respect to each Portfolio not to exceed .50% of the average daily net assets attributable to the Portfolio's shares. Some or all of such fee may be paid to the distributors of the Fund's shares (the "Distributors") pursuant to a distribution and/or services agreement. Subject to such limit and subject to the provisions of Section 9 hereof, the Distribution Fee shall be as approved from time to time by (a) the Trustees of the Fund and
(b) the Independent Trustees of the Fund. The Fund shall not pay any distribution expense in excess of the Distribution Fee described in this Section
1. If at any time this Plan shall not be in effect with respect to the shares of all Portfolios of the Fund, the Distribution Fee shall be computed on the basis of the net assets of the shares of those Portfolios for which the Plan is in effect. The Distribution Fee payable with respect to a particular Portfolio may not be used to subsidize the sale of shares of any class or series other than the shares of that Portfolio. The Distribution Fee shall be accrued daily and paid monthly or at such other intervals as the Trustees shall determine.

     Section 2. Some or all of the Distribution Fee paid to a Distributor may be spent on any activities or expenses primarily intended to result in the sale of shares of the Fund, including, but not limited to the following:

          (a) compensation to and expenses of employees of the Distributor, including overhead and telephone expenses, who engage in the distribution of shares;

          (b) printing and mailing of prospectuses, statements of additional information and reports for prospective purchasers, including eligible tax exempt benefit plans ("Qualified Plans");

          (c) compensation to financial intermediaries and broker-dealers to pay or reimburse them for their services or expenses in connection with the distribution to Qualified Plans;

          (d) expenses relating to the development, preparation, printing and mailing of Fund advertisements, sales literature and other promotional materials describing and/or relating to the Fund;

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          (e)  expenses of holding seminars and sales meetings designed to promote the distribution of Fund shares;

          (f) expenses of obtaining information and providing explanations to Qualified Plan shareholders and/or their trustees regarding Fund investment objectives and policies and other information about the Fund and its Portfolios, including the performance of the Portfolios;

          (g)  expenses of training sales personnel regarding the Fund; and

          (h) expenses of personal services and/or maintenance of Qualified Plan shareholder accounts with respect to Fund shares attributable to such accounts.

     Section 3. Any investment adviser of the Fund may, with respect to the shares of any Portfolio, make payments from its own resources for the purposes described in Section 2.

     Section 4. This Plan shall not take effect until it has been approved by votes of the majority (or whatever greater percentage may, from time to time, be required by Section 12(b) of the Investment Company Act of 1940 (the "Act") or the rules and regulations thereunder) of both (a) the Trustees of the Fund and
(b) the Independent Trustees of the Fund cast in person at a meeting called for the purpose of voting on this Plan.

     Section 5. This Plan shall continue in effect for a period of more than one year after it takes effect only so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in
Section 4.

     Section 6. Any person authorized to direct the disposition of monies paid or payable by the shares of any Portfolio pursuant to this Plan or any related agreement shall provide to the Trustees of the Fund, and the Trustees shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

     Section 7. This Plan may be terminated at any time with respect to the shares of any Portfolio by vote of a majority of the Independent Trustees, or by vote of a majority of the outstanding voting securities representing the shares of that Portfolio.

     Section 8. All agreements with any person relating to implementation of this Plan with respect to the shares of any Portfolio shall be in writing, and any agreement related to this Plan with respect to the shares of any Portfolio shall provide:

          (a) that such agreement shall continue in effect for a period of more than one year after it takes effect only so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in Section 4;

          (b) that such agreement may be terminated at any time, without payment of any penalty, by vote of a majority of the Independent Trustees or by vote of a majority of the

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     outstanding voting securities representing the shares of such Portfolio, on not more than 60 days' written notice to any other party to the agreement; and

          (c) that such agreement shall terminate automatically in the event of its assignment.

     Section 9. This Plan may not be amended to increase materially the amount of distribution fees permitted to be paid by a Portfolio pursuant to Section 1 hereof without approval by a vote of at least a majority of the outstanding voting securities representing the shares of that Portfolio, and all material amendments to this Plan shall be approved in the manner provided for approval of this Plan in Section 4.

     Section 10. While this Plan is in effect, the selection and nomination of the Trustees who are not interested persons of the Fund will be committed to the discretion of such disinterested Trustees.

     Section 11. As used in this Plan, (a) the term "Independent Trustees" shall mean those Trustees of the Fund who are not interested persons of the Fund, and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it, and (b) the terms "assignment", "interested person" and "majority of the outstanding voting securities" shall have the respective meanings specified in the Act and the rules and regulations thereunder, subject to such exemptions or interpretations as may be granted or issued by the Securities and Exchange Commission.

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                                   Schedule A

Lehman Brothers Aggregate Bond Index Portfolio II
MetLife Stock Index Portfolio II